FORWARD FUNDS

March 18, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form N-14 of Forward Funds

(File Nos. 333-157343; 811-06722)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Forward Funds (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-14 (File Nos. 333-157343; 811-06722), as filed with the Commission via EDGAR Accession Number 0001193125-09-02948 on February 13, 2009 (the “Registration Statement”).

The Registration Statement was filed in connection with a number of reorganizations in which each Forward Fund listed below, each a series of the Registrant, will acquire all of the assets of each Kensington Fund listed below, each a series of Kensington Funds, in exchange for shares of the corresponding Forward Fund and the assumption by each Forward Fund of the liabilities of the corresponding Kensington Fund.

Kensington Funds	Forward Funds

Kensington Real Estate Securities Fund	Forward Real Estate Fund (formerly the Forward Progressive Real Estate Fund)

Kensington Strategic Realty Fund	Forward Strategic Realty Fund

Kensington International Real Estate Fund and Kensington Global Real Estate Fund	Forward International Real Estate Fund

Kensington Global Infrastructure Fund	Forward Global Infrastructure Fund

Kensington Select Income Fund	Forward Select Income Fund

This request to withdraw the Registration Statement is being made after consultation with the Commission Staff regarding the fact that the Registration Statement became effective prior to the date originally intended for the Registration Statement to become effective.

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

We appreciate your prompt attention to this matter. Should you have any questions, please feel free to contact the undersigned at (415) 869-6317, Patrick W.D. Turley of Dechert LLP at (202) 261-3364 or Douglas P. Dick of Dechert LLP at (202) 261-3305.

Sincerely,

/s/ Mary Curran
Mary Curran
Secretary

cc:	Patrick W.D. Turley
Dechert LLP

Douglas P. Dick
Dechert LLP